SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 10, 2011

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated November 10, 2011, entitled “Syneron Reports Third Quarter 2011 Results.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: November 10, 2011

Syneron Reports Third Quarter 2011 Results

Revenue increased 28.2% to $57.0 million
PAD1 segment non-GAAP operating margin increased to 9.3%

YOKNEAM, ISRAEL--(Marketwire - November 10, 2011) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, today announced third quarter 2011 financial results for the three month period ended September 30, 2011.

Third Quarter 2011 Year-Over-Year Financial Highlights Include:
•	Revenue of $57.0 million, up 28.2%
•	International revenue of $37.4 million, up 28.7%
•	North America revenue of $19.6 million, up 26.8%
•	EBU2 segment revenue of $5.0 million, up 496.7%
•	Non-GAAP gross margin of 52.6%, up from 52.3%
•	PAD segment non-GAAP operating income of $4.8 million, up 515.6%3
•	Non-GAAP net income of $1.0 million and non-GAAP earnings per share of $0.03, compared to a non-GAAP net loss of $1.5 million and loss per share of $0.04 in the third quarter of 20103
•	Cash and investments portfolio of $177.2million at September 30, 2011

Louis P. Scafuri, Chief Executive Officer of Syneron, commented, “We achieved strong year-over-year growth in the third quarter while also maintaining our new product development focus, prudent expense management and investing in our Emerging Business Units, or EBU. In October, we launched the eTwo™ platform globally and this week we launched eLase™ with Motif™ in the international market, demonstrating our ability to continuously innovate and bring new, science-based products to the market. The eTwo™ facial skin rejuvenation device combines the unique benefits of Syneron’s Sublime™ and Sublative™ technologies, providing a highly effective blend of safe and effective therapeutic energy. eLase™, our next generation laser hair removal system, leverages our proprietary elōs technology and features the new mode of operation Motif™ that allows for a high speed, low energy “virtually pain free” hair removal procedure, in addition to the normal mode of operation. The system also provides added versatility with an additional applicator for fractional skin rejuvenation treatments. We also have several new product introductions planned over the next 12 months that will further solidify and expand our leadership position.

“In the EBU we launched the new Tända™ Luxe and Tända™ Clear+ LED devices in October and continue to be well positioned to benefit from our broad portfolio of safe and effective home-use products. Overall, Syneron continues to be the clear leader in the aesthetic device market, with the strongest global channel to market capabilities and the broadest product portfolio.”

Mr. Scafuri added, “We were very pleased to have reached a settlement agreement this quarter in the hair removal patent cases brought by Palomar. While we always believed we had an excellent case, these litigations drove significant legal expenses, especially since the acquisition of Candela. This settlement was a significant milestone for the Company, allowing us to move beyond the litigation and spend more resources building our business.”

Non-GAAP Financial Highlights for the Third Quarter Ended September 30, 2011:

Gross Margin: Third quarter 2011 non-GAAP gross margin was 52.6%, compared to 52.3% in third quarter 2010.

Operating Income (Loss): Third quarter 2011 non-GAAP operating income was $1.2 million, compared to a non-GAAP operating loss of $0.5 million in third quarter 2010.  Third quarter 2011 non-GAAP operating income represented 2.2% of revenue in the quarter, compared to a non-GAAP operating loss of 1.1% of revenue in third quarter 2010.4

The increase in non-GAAP operating income (loss) was due to the exclusion of $2.9 million of legal expenses associated with the Palomar litigation in the third quarter 2011, while non-GAAP operating loss in the third quarter 2010 does not exclude $2.0 million of such legal expenses.  This was partially offset by an increase in operating expenses associated with the significant increase in EBU segment revenues. The EBU currently incurs higher relative operating expenses compared to the PAD segment due to start-up costs associated with developing and marketing its emerging technologies.

Net Income (Loss): Third quarter 2011 non-GAAP net income was $1.0 million, compared to non-GAAP net loss of $1.5 million in the third quarter of 2010.4

Earnings (Loss) Per Share: Third quarter 2011 non-GAAP earnings per share was $0.03, compared to loss per share of $0.04 in third quarter 2010. 4

Non-GAAP net income and earnings per share for third quarter 2011 are adjusted to exclude the following one-time expenses, which are detailed in the Company's financial tables:

-
One-time legal settlement costs of $33.9 million comprised of a settlement payment to Palomar Medical Technologies of $31.0 million plus legal expenses associated with the Palomar Litigation of $2.9 million

-	Write-down of a deferred tax asset related to Candela's net operating tax losses of $2.8 million
-	Amortization of acquired intangible assets of $2.0 million
-	Write-down of investment in an affiliated company of $1.0 million
-	Stock-based compensation of $0.9 million
-	Other one-time charges and non-recurring costs of $0.4 million

GAAP Financial Highlights for the Third Quarter Ended September 30, 2011:

Gross Margin: Third quarter 2011 gross margin was 50.6%, compared to 50.8% in third quarter 2010.

Operating Loss: Third quarter 2011 operating loss was $37.0 million, compared to an operating loss of $5.0 million in third quarter 2010.

The significant increase in operating loss was primarily driven by the one-time payment of $31.0 million to Palomar in settlement of the litigations against Syneron and Candela and by the increase in legal expenses associated with the Palomar settlement. The remaining increase was primarily due to the increased operating expenses associated with the significant increase in EBU segment revenues. The EBU currently incurs higher relative operating expenses compared to the PAD segment due to start-up costs associated with developing and marketing its emerging technologies.

Net Loss: Third quarter 2011 net loss was $40.1 million, compared to a net loss of $5.3 million in third quarter of 2010.

Loss Per Share: Third quarter 2011 loss per share was $1.14, compared to a loss per share of $0.15 in third quarter 2010.

Cash Position: As of September 30, 2011, cash and cash equivalents, including short-term and long-term bank deposits and investments in marketable securities, were $177.2 million compared to $212.2 million as of June 30, 2011. This reduction was primarily driven by the one-time payment of $31.0 million to Palomar in settlement of the litigations against Syneron and Candela.

Asaf Alperovitz, Chief Financial Officer of Syneron, commented, “We used $31 million in cash for our settlement agreement with Palomar and ended the quarter with more than $177 million in cash. The settlement positions Syneron for increased profitability as we benefit from significantly reduced legal costs, while the substantial cash balance will allow us to maintain the strongest balance sheet in the industry and continue investing in our business and potential acquisition opportunities.

“During the quarter we continued to balance our efforts to drive increased profitability in the PAD segment with our investments in the EBU. While the EBU operating loss is currently impacting our consolidated results, we believe it is a strategically important segment of the market that will be accretive as we continue to build our brands and drive adoption of new products. The growth of EBU also further diversifies our revenue with more high-margin, recurring revenue opportunities that are complementary to our professional device revenue streams.”

Unaudited Non-GAAP segment results for the three months ended September 30, 2011 and 2010 (in thousands):

	For the three-months ended
	September 30,	% of	September 30,	% of	% of
	2011	Revenues	2010	Revenues	Change

Revenue

Professional Aesthetic Devices	$51,973	91.2%	$43,686	98.1%	19.0%
Emerging Business Units	5,030	8.8%	843	1.9%	496.7%

Total revenues	$57,003	100.0%	$44,529	100.0%	28.0%

Operating income (loss)

Professional Aesthetic Devices	$4,839	9.3%	$786	1.8%	515.6%
Emerging Business Units	(3,593)	(71.4%)	(1,277)	(151.5%)	181.4%

Total operating income (loss)	$1,246	2.2%	$(491)	(1.1%)	(353.8%)

Unaudited GAAP segment results for the three months ended September 30, 2011and 2010 (in thousands):

	For the three-months ended
	September 30,	% of	September 30,	% of	% of
	2011	Revenues	2010	Revenues	Change

Revenue

Professional Aesthetic Devices	$51,943	91.2%	$43,599	98.1%	19.1%
Emerging Business Units	5,030	8.8%	843	1.9%	496.7%

Total revenues	$56,973	100.0%	$44,442	100.0%	28.2%

Operating loss

Professional Aesthetic Devices	$(33,395)	(64.3%)	$(3,772)	(8.7%)	785.3%
Emerging Business Units	(3,593)	(71.4%)	(1,277)	(151.5%)	181.4%

Total operating loss	$(36,988)	(64.9%)	$(5,049)	(11.4%)	632.6%

Use of Non-GAAP Measures
This press release provides financial measures for gross margin, operating income (loss), net income (loss), earnings (loss) per share, which exclude one-time expenses relating to the mergers with Candela Corporation and Primaeva Medical Inc, both an expense charge related to stock-based compensation and amortization, one-time severance and other one-time charges and non-recurring costs, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our operational results and enhances management's and investors' ability to evaluate the Company's gross margin, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference call
Syneron management will host its third quarter 2011 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.syneron.com. To access the call, enter the Syneron website, then click on the Investor Relations – Overview and select “Q3 2011 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-844-6886 in the U.S., and 970-315-0315 from overseas. The conference pass code is: 21373962.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

1PAD: Professional Aesthetic Device segment, which includes the results of the Syneron and Candela device businesses.

2EBU: Emerging Business Units. Products in the EBU include mē home-use hair removal system, elure Advanced Skin Lightening products, Tända LED systems, Light Instruments’ dental laser devices along with pipeline products that include the Company’s strategic home-use device partnership with Procter & Gamble and Fluorinex teeth whitening and fluorination.

3Non-GAAP operating income, Non-GAAP net income and Non-GAAP earnings per share for the third quarter 2011 exclude legal expenses associated with the Palomar litigation of $2.9 million, while Non-GAAP operating loss, Non-GAAP net loss and Non-GAAP loss per share for the comparable period in 2010 do not exclude $2.0 million of legal expenses associated with Palomar litigation.

4Non-GAAP operating income, Non-GAAP net income and Non-GAAP earnings per share for the third quarter 2011 exclude legal expenses associated with the Palomar litigation of $2.9 million, while Non-GAAP operating loss, Non-GAAP net loss and Non-GAAP loss per share for the comparable period in 2010 do not exclude $2.0 million of legal expenses associated with Palomar litigation.

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Loss
(in thousands, except per share data)

	For the three-months ended		For the nine-months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010

Revenues	$56,973	$44,442	$167,310	$136,073
Cost of revenues	28,171	21,867	82,461	75,704

Gross profit	28,802	22,575	84,849	60,369

Operating expenses:
Sales and marketing	15,964	13,821	47,669	49,121
General and administrative	10,425	6,783	25,751	29,490
Research and development	7,027	6,672	21,551	20,423
Other expenses	32,374	348	30,583	2,774

Total operating expenses	65,790	27,624	125,554	101,808

Loss from operations	(36,988)	(5,049)	(40,705)	(41,439)

Other income (expenses):
Financial Income, net	138	480	888	298
Other income (expenses)	11	(14)	35	130

Total other income	149	466	923	428

Loss before taxes on income (tax benefit)	(36,839)	(4,583)	(39,782)	(41,011)

Taxes on income (tax benefit)	3,299	669	3,823	(5,537)

Loss before non-controlling interest	(40,138)	(5,252)	(43,605)	(35,474)

Net loss attributable to non-controlling interest	45	-	851	1,555

Net loss attributable to Syneron shareholders	$(40,093)	$(5,252)	$(42,754)	$(33,919)

Loss per share:

Basic and Diluted
Loss before non-controlling interest	$(1.14)	$(0.15)	$(1.24)	$(1.03)
Net loss attributable to non-controlling interest	-	-	0.02	0.05
Net loss attributable to Syneron shareholders	$(1.14)	$(0.15)	$(1.22)	$(0.98)

Weighted average shares outstanding:
Basic and Diluted	35,266	34,473	35,113	34,314

Syneron Medical Ltd.
Condensed Consolidated Balance Sheets
(in thousands)

	September 30,	December 31,
	2011	2010
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	$49,839	$63,821
Short-term bank deposits	23,926	1,192
Available-for-sale marketable securities	77,183	114,799
Trade receivable, net	45,073	42,440
Other accounts receivables and prepaid expenses	15,680	13,868
Inventories, net	25,224	22,720

Total current assets	236,925	258,840

Long-term assets:
Severance pay fund	293	334
Long-term deposits and others	2,200	2,744
Long-term available-for-sale marketable securities	25,986	37,721
Investments in affiliated companies	7,000	7,969
Property and equipment, net	4,154	4,029
Intangible assets, net	33,666	39,639
Goodwill	18,620	18,579
Deferred taxes	3,691	4,930

Total long-term assets	95,610	115,945

Total assets	$332,535	$374,785

Liabilities and Stockholders' Equity

Current liabilities:
Short term bank credit	$-	$2,737
Accounts payable	20,455	16,644
Deferred Revenues	12,969	14,941
Other accounts payable and accrued expenses	37,613	38,191

Total current liabilities	71,037	72,513

Long-term liabilities:
Contingent consideration liability	8,740	11,365
Deferred Revenues	4,398	4,528
Warranty Accruals	550	1,074
Accrued severance pay	479	554
Deferred taxes	5,437	6,215

Total long-term liabilities	19,604	23,736

Stockholders' equity:	241,894	278,536

Total liabilities and stockholders' equity	$332,535	$374,785

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the nine months ended:

	September 30,	September 30,
	2011	2010
Cash flows from operating activities:
Net loss before non-controlling interest	$(43,605)	$(35,474)
Adjustments to reconcile net loss to net cash
Share-based compensation	2,453	2,504
Depreciation and amortization	7,765	6,911
Impairments of available-for-sale marketable securities and other intangible assets	-	1,608
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	1,144	689
Impairment of investment in affiliated company	969	-
Revaluation of contingent liability	(2,625)	1,262
Changes in operating assets and liabilities
Accounts receivable	(2,221)	2,488
Inventories	(2,325)	11,813
Other current assets	(1,830)	(1,245)
Deferred taxes	540	262
Accrued severance pay, net	(34)	-
Accounts payable	3,769	7,173
Deferred revenue	(2,260)	(4,244)
Accrued warranty costs	(430)	(426)
Other accrued liabilities	(643)	(82)

Net cash used in operating activities	(39,333)	(6,761)

Cash flows from investing activities:
Purchases of property and equipment	(1,692)	(482)
Investments in long-term deposits and others	343	-
Proceeds from the sale or maturity of available-for-sale marketable securities	115,544	167,548
Purchase of available-for-sale marketable securities	(67,225)	(131,784)
Investments in short-term deposits, net	(22,734)	-
Acquisition of shares held by non-controlling shareholders of a subsidiary	(761)	-
Net cash received from acquisition of subsidiary	-	22,533
Other investing activities	(41)	(816)

Net cash provided by investing activities	23,434	56,999

Cash flows from financing activities:
Repayment of short term bank credit	(2,737)	-
Proceeds from exercise of stock options	3,791	631

Net cash provided by financing activities	1,054	631

Effect of exchange rates on cash and cash equivalents	863	533

Net increase (decrease) in cash and cash equivalents	(13,982)	51,402

Cash and cash equivalents at beginning of period	63,821	24,372

Cash and cash equivalents at end of period	$49,839	$75,774

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended		For the nine-months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010

GAAP operating loss	$(36,988)	$(5,049)	$(40,705)	$(41,439)

Legal settlement costs	33,900	-	33,900	-
Stock-based compensation	929	925	2,453	2,504
Amortization of intangible assets	2,037	1,602	6,016	4,649
Merger, restructuring and other non-recurring items, net	1,368	2,031	480	24,449

Non-GAAP operating income (loss)	$1,246	$(491)	$2,144	$(9,837)

GAAP net loss attributable to Syneron shareholders	$(40,093)	$(5,252)	$(42,754)	$(33,919)

Legal settlement costs	33,900	-	33,900	-
Stock-based compensation	929	925	2,453	2,504
Amortization of intangible assets	2,037	1,602	6,016	4,649
Merger, restructuring and other non-recurring items, net	1,368	2,031	480	24,449
Income tax adjustments	2,827	(781)	1,312	(8,223)

Non-GAAP net income (loss) attributable to Syneron shareholders	$968	$(1,475)	$1,407	$(10,540)

Income (Loss) per share:

Basic
GAAP net loss attributable to Syneron shareholders before non-controlling interest	$(1.14)	$(0.15)	$(1.22)	$(0.99)

Legal settlement costs	0.96	-	0.97	-
Stock-based compensation	0.03	0.03	0.07	0.07
Amortization of intangible assets	0.06	0.04	0.17	0.14
Merger, restructuring and other non-recurring costs	0.04	0.06	0.01	0.71
Income tax adjustments	0.08	(0.02)	0.04	(0.24)

Non-GAAP net income (loss) per share attributable to Syneron shareholders	$0.03	$(0.04)	$0.04	$(0.31)

Diluted
GAAP net loss attributable to Syneron shareholders	$(1.12)	$(0.15)	$(1.19)	$(0.99)

Legal settlement costs	0.94	-	0.94	-
Stock-based compensation	0.03	0.03	0.07	0.07
Amortization of intangible assets	0.06	0.04	0.17	0.14
Merger, restructuring and other non-recurring costs	0.04	0.06	0.01	0.71
Income tax adjustments	0.08	(0.02)	0.04	(0.24)

Non-GAAP net income (loss) per share attributable to Syneron shareholders	$0.03	$(0.04)	$0.04	$(0.31)

Weighted average shares outstanding:

Basic	35,266	34,473	35,113	34,314

Diluted	35,901	34,473	35,947	34,314

Syneron Contacts:

Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Zack Kubow
The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com